                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(1)
                               (Amendment No__)*

                                 GLOBESPAN,INC.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    379571102
                                    ---------
                                 (CUSIP Number)

                                  Steven Moore
                            Vice President, Finance
                               Virata Corporation
                           2700 San Tomas Expressway
                             Santa Clara, CA 95051
                           Telephone: (408) 566-1000
                           -------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 1, 2001
                                ---------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:                                         VIRATA
                                                                   CORPORATION
 1.   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:             77-0521696
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                                    (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      SOURCE OF FUNDS:                                                      00
 4.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:                           DELAWARE
 6.
------------------------------------------------------------------------------
                          SOLE VOTING POWER:                                 0
                     7.
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8.
     OWNED BY                                                        7,113,175
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:                            0
                     9.
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10.                                             7,113,175
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.                                                               7,113,175(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
12.
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.                                                                       9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:                                            CO
14.
------------------------------------------------------------------------------

(1) The Reporting Person may be deemed beneficial owner of 7,113,175 shares under the Stockholders Agreement described herein in Item 4. The Reporting Person disclaims beneficial ownership of any shares of Common Stock covered by the Stockholders Agreement.

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     This Schedule 13D (the "Schedule 13D") is filed by Virata Corporation, a
Delaware corporation ("Reporting Person") with respect to the beneficial ownership of shares of common stock, $0.001 par value ("Common Stock") of Globespan, Inc., a Delaware corporation (the "Issuer").

ITEM 1.   Security and Issuer.
          -------------------

          (a)   Name of Principal Executive Offices of Issuer:
                ---------------------------------------------

                Globespan, Inc.
                100 Schulz Drive
                Red Bank, NJ 0771

          (b)   Title of Class of Equity Securities:
                ----------------------------------

                Common Stock, $0.001 par value

ITEM 2.   Identity and Background.
          -----------------------

          (a)   Name of Person Filing:
                ---------------------

                Virata Corporation

          (b)   Address of Principal Business Office:
                ------------------------------------

                2700 San Tomas Expressway
                Santa Clara, CA 95051

          (c)   Principal Business:
                ------------------

                Provider of integrated software and communications processors for digital subscriber line (DSL) and other broadband applications.

          (d)   Criminal Proceedings:
                --------------------

                During the last five years, neither the Reporting Person nor, to the knowledge of Reporting Person, any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)   Civil Proceedings:
                -----------------

                During the last five years, neither the Reporting Person nor, to the knowledge of Reporting Person, any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any

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                    judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)  Place of Organization:
                    ---------------------

                    Delaware

               Attached hereto as Appendix A is information required by this
               Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The Reporting Person may be deemed to beneficially own 7,113,175 shares of the Issuer's Common Stock because Reporting Person entered into the Stockholders Agreement (as described in Item 4), the terms of which are incorporated by reference herein. The Reporting Person expressly disclaims beneficial ownership of any shares of Issuer Common Stock covered by the Stockholders Agreement. No funds of Reporting Person were used to purchase shares of the Issuer's Common Stock as described more fully in
               Item 4.

ITEM 4.        Purpose of the Transaction.
               --------------------------

               On October 1, 2001, the Reporting Person, the Issuer and Wine Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Wine"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, and subject to the terms and conditions set forth therein, Wine will be merged with and into the Reporting Person (the "Merger"), with the Reporting Person remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, upon consummation of the Merger, each share of common stock of Reporting Person will be converted into the right to receive 1.02 shares of Common Stock of the Issuer.

               Concurrently with execution of the Merger Agreement, the Reporting Person and certain stockholders of the Issuer (the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each Stockholder agreed that, from and after the date of the Stockholders Agreement until the Expiration Date (as defined below), at any meeting of the stockholders of the Issuer, or in connection with any written consent of the stockholders of the Issuer, such Stockholder shall appear at each such meeting, in person or by proxy, or otherwise cause certain of the Stockholder's shares of Issuer's Common Stock beneficially owned by such Stockholder ("Shares")

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                     to be counted as present thereat for purposes of
                     establishing a quorum, and such Stockholder shall vote (or cause to be voted) or act (or cause to be acted) by written consent with respect to certain of the Stockholder's Shares (other than Shares subject to unexercised options) (a) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement, and any other action reasonably requested by Reporting Person in furtherance thereof; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Issuer contained in the Merger Agreement or of Stockholder contained in the Stockholders Agreement; and (c) against any Acquisition Proposal (as defined in the Merger Agreement) made by any person other than Reporting Person or any of its affiliates.

                     Under the Stockholders Agreement, each Stockholder also agreed that it will not enter into any voting or similar agreement or understanding with any person or entity or grant a proxy or power of attorney with respect to certain of the Stockholder's Shares prior to the Expiration Date (other than a proxy or power of attorney to an officer of Issuer that may be exercised solely in accordance with the foregoing and except as otherwise provided in the Stockholders Agreement) or vote or give instructions in any manner inconsistent with any of the foregoing. Each Stockholder also agreed, during the period commencing on the date of the Stockholders Agreement and ending on the Expiration Date, not to, and, if applicable, not to permit any of such Stockholder's affiliates to, vote or execute any written consent in lieu of a stockholders meeting or vote, if such consent or vote by the Issuer's stockholders would be inconsistent with or frustrate the purposes of the other covenants of such Stockholder pursuant to the foregoing. Under the Stockholders Agreement, each Stockholder granted to certain officers of Reporting Person an irrevocable proxy and attorney-in-fact to vote or act by written consent with respect to certain of the Stockholder's Shares in accordance with the foregoing in respect of any matter specified in (a), (b) or (c) above.

                     Under the Stockholders Agreement, each Stockholder agreed, until the earlier of the Expiration Date (as defined below) and the conclusion of the Globespan Stockholders Meeting (as defined in the Merger Agreement) not to (i) sell, transfer, pledge, encumber, grant, assign or otherwise dispose of, enforce any redemption agreement with Issuer or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, sale, pledge, encumbrance, grant, assignment or other disposition of, record or beneficial ownership of certain of such Stockholder's Shares or any interest in any of the foregoing, except to Reporting Person, (ii) grant any proxies or powers of attorney, deposit certain of the Stockholder's Shares into a voting trust or enter into a voting agreement with respect to certain of the Stockholder's Shares, or any interest in certain of the Stockholder's Shares, except to Reporting Person, or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Stockholders Agreement.

                     Under the Stockholders Agreement, each Stockholder further agreed, until the earlier of the Expiration Date and the conclusion of the Globespan Stockholders Meeting, except
                     (i) with respect to Issuer and its affiliates, and (ii) for actions taken by persons in their capacity as officers or directors of Issuer in accordance with Section 6.5(b) of the Merger Agreement, that such Stockholder shall not, and shall not permit any of its affiliates or, if applicable, any director, officer, employee, consultant, agent, advisor or representative of such Stockholder or any of such Stockholder's affiliates (the "Representatives") to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to any matter described in the preceding paragraph or any Acquisition Proposal, or (ii) participate in any negotiations concerning, or provide to any other person any information or data relating to Issuer or any of its Subsidiaries (as defined in the Merger Agreement) for the purpose of, or have any discussions with any person relating to, or cooperate with or assist or participate in, or facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any effort or attempt by any other person to seek to effect any matter described in the preceding paragraph or any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement such an Acquisition Proposal. Each Stockholder agreed immediately to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore by Stockholder with respect to any possible Acquisition Proposal, or any matter described in the preceding paragraph, and will take the necessary steps to inform Stockholder's Representatives of the obligations undertaken by Stockholder with respect to Stockholder's Representatives as described herein.

                     The Stockholders Agreement and the irrevocable proxy granted therein shall terminate upon the earliest of the following dates (the "Expiration Date"): (i) the date on which the Merger Agreement is terminated; (ii) the date on which Issuer terminates the Stockholders Agreement upon written notice the Stockholders; or (iii) the Effective Time (as defined in the Merger Agreement).

                     References to and description of the Merger Agreement and the Stockholders Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement, attached hereto as Exhibits 1 and 2, and are incorporated herein in their entirety where such references and descriptions appear.

                     No funds of Reporting Person were used to purchase shares of Issuer's Common Stock. The Reporting Person does not have any economic interest in the shares of Issuer's Common Stock. The Reporting Person obtained beneficial ownership of Issuer's Common Stock pursuant to the Stockholders Agreement.

ITEM 5.        Interest in Securities of the Issuer.
               ------------------------------------

               The information contained in Item 4 is incorporated herein by this reference.

               (a)  Number of Shares Beneficially Owned:  7,113,175 shares

               The Reporting Person may be deemed to beneficially own 7,113,175 shares of Issuer's Common Stock because Reporting Person entered into the Stockholders Agreement (as described in Item 4). The Reporting Person expressly disclaims beneficial ownership of any shares of Issuer Common Stock covered by the Stockholders Agreement.

                    Percent of Class:                     9.6% (based on the
                                                          number of outstanding
                                                          shares of Common Stock
                                                          of September 28, 2001,
                                                          as represented to
                                                          Reporting Person in
                                                          the Merger Agreement)

               (b)  Sole Power to Vote, Direct the Vote
                    of, or Dispose of Shares:             N/A

                    Shared  Power to Vote, Direct the
                    Vote of, or Dispose of Shares:        7,113,175

               Reporting Person may be deemed to have the shared power to vote (or to direct the role of) 7,113,175 shares of Issuer Common Stock with respect to those matters described in Item 4; however, Reporting Person is not entitled to any rights as a stockholder of Issuer as to such shares.

               (c)  Recent Transactions:                  See Item 4.

               Except as described in Item 4 hereof, no transactions in the shares of Common Stock were effected by the Reporting Person or, to the best of its knowledge, any of the persons listed in Appendix A hereto, during the preceding 60 days.

               (d)  Rights with Respect to Dividends or   N/A
                    Sales Proceeds:

               The Reporting Person does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock covered by this Statement.

               (e)  Date of Cessation of Five Percent     N/A
                    Beneficial Ownership:

ITEM 6.        Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information contained in Item 4 is incorporated herein by this reference.

               Except as disclosed in or contemplated by the Merger Agreement and the

               Stockholders Agreement, there are no contracts, understandings or relationships between Reporting Person and any third person with respect to Issuer's Common Stock.

ITEM 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1 Agreement and Plan of Merger, dated as of October 1, 2001, by and among Globespan, Inc., Wine Acquisition Corp., and Virata Corporation

           Exhibit 2 Stockholders Agreement dated as of October 1, 2001 by and among Virata Corporation, and certain stockholders of Globespan, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 11, 2001.

                                          VIRATA CORPORATION


                                          By:  /s/ Steven Moore
                                              ----------------------------------
                                              Steven Moore
                                              Vice President, Finance

                                   APPENDIX A
                                   ----------

                                    DIRECTORS

The following is a list of all Directors of Virata Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                     Dr. Hermann Hauser

Business Address:         5 Shaftesbury Road, Cambridge, CB2 2BW, United Kingdom

Principal Occupation:     Director

Name, principal           Amadeus Capital Partners Ltd., venture capital fund
business and address      management company, 5 Shaftesbury Road, Cambridge, CB2
of corporation or other   2BW, United Kingdom
organization in which
employment is conducted:


Citizenship:              Austria


Name:                     Charles Cotton

Business Address:         2700 San Tomas Expressway, Santa Clara, CA 95051

Principal Occupation:     Chief Executive Officer

Name, principal           Virata Corporation, provider of integrated software
business and address      and communications processors for digital subscriber
of corporation or other   line (DSL) and other broadband applications, 2700 San
organization in which     Tomas Expressway, Santa Clara, CA 95051
employment is conducted:

Citizenship:              United Kingdom

Name:                     Martin K. Jackson

Business Address:         2700 San Tomas Expressway, Santa Clara, CA 95051

Principal Occupation:     Chief Technology Officer

Name, principal           Virata Corporation, provider of integrated software
business and address      and communications processors for digital subscriber
of corporation or other   line (DSL) and other broadband applications, 2700 San
organization in which     Tomas Expressway, Santa Clara, CA 95051
employment is conducted:

Citizenship:              United Kingdom

Name:                     Marco De Benedetti

Business Address:         Corso d'Italia 41, Rome 00198 Italy

Principal Occupation:     Chief Executive Officer

Name, principal           Telecom Italia Mobile S.p.A., telecommunications
business and address      company, Corso d'Italia 41, Rome 00198 Italy
of corporation or other
organization in which
employment is conducted:

Citizenship:              Italy


Name:                     Gary Bloom

Business Address:         350 Ellis Street, Mountain View, CA 94043

Principal Occupation:     Chief Executive Officer

Name, principal           Veritas Software, a software company, 350 Ellis
business and address      Street, Mountain View, CA 94043
of corporation or other
organization in which
employment is conducted:

Name:                    Professor Andrew Hopper

Business Address:        University of Cambridge, Cambridge CB2 ITN, United
                         Kingdom

Principal Occupation:    Professor of Communications Engineering

Name, principal          University of Cambridge, an educational institution,
business and address     Cambridge CB2 ITN, United Kingdom
of corporation or other
organization in which
employment is conducted:

Citizenship:             United Kingdom

Name:                    Peter T. Morris

Business Address:        2490 Sand Hill Road, Menlo Park, CA 94025

Principal Occupation:    General Partner


Name, principal          New Enterprise Associates, venture capital firm, 2490
business and address     Sand Hill Road, Menlo Park, CA 94025
of corporation or other
organization in which
employment is conducted:


Name:                    Patrick Sayer

Business Address:        121 Boulevard Haussman, 75382 Paris Cedex 08, France

Principal Occupation:    Managing Director

Name, principal          Lazard Freres et Cie, investment bank, 75382 Paris
business and address     Cedex 08, France
of corporation or other
organization in which
employment is conducted:

Citizenship:             France

Name:                    Giuseppe Zocco

Business Address:        2, rue de Jargonnant, 1207 Geneva, Switzerland

Principal Occupation:    General Partner


Name, principal          Index Ventures, venture capital firm, 2, rue de
business and address     Jargonnant, 1207 Geneva, Switzerland
of corporation or other
organization in which
employment is conducted:

Citizenship:             Italy

                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Virata Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2700 San Tomas Expressway, Santa Clara, California 95051, which address is Virata Corporation's business address. All executive officers are United States citizens except as indicated below.

Name:            Thomas Cooper
Title:           Senior Vice President, Corporate Development

Name:            Andrew Vought
Title:           Senior Vice President, Finance, Chief Financial Officer and
                 Secretary

Name:            John Graham
Title:           Vice President, Human Resources
Citizenship:     United Kingdom

Name:            Duncan Greatwood
Title:           Vice President, Marketing
Citizenship:     United Kingdom

Name:            Daniel Karr
Title:           Vice President, Worldwide Sales

Name:            Arthur Miller
Title:           Vice President, Engineering

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.  Document
-----------  --------

Exhibit 1 Agreement and Plan of Merger dated as of October 1, 2001 by and among Globespan, Inc., Wine Acquisition Corp. and Virata Corporation

Exhibit 2 Stockholders Agreement dated as of October 1, 2001 by and among Virata Corporation and certain stockholders of Globespan, Inc.